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EXHIBIT 4.3

                               SECOND AMENDMENT TO

                      SHOLODGE, INC. 1991 STOCK OPTION PLAN

         This Second Amendment to the ShoLodge, Inc. 1991 Stock Option Plan (the "Plan") has been approved by the board of directors of ShoLodge, Inc. and ratified by the shareholders of ShoLodge, Inc. at the annual meeting of shareholders held on May 30, 1997.

         1. Section 5 of the Plan is hereby deleted in its entirety and replaced with the following:

         The Plan shall be administered by a Committee appointed by the Board and shall consist of at least two directors. The Committee shall have full and final authority in its discretion, but subject to the express provisions of the Plan, to determine from time to time the individuals in the eligible group to whom Options shall be granted and the purchase price of the shares covered by each proposed Option; to determine the purchase price of the shares covered by each Option and the time or times at which Options shall be granted; to interpret the Plan; to make, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the instruments by which Options shall be evidenced; and to make all other determinations necessary or advisable for the administration of the Plan.

         2. Except as amended above, the Plan shall remain in full force and effect.

         IN WITNESS WHEREOF, this Second Amendment to the ShoLodge, Inc. 1991 Stock Options Plan is adopted effective on the date of its ratification by the shareholders of ShoLodge, Inc.




                                          SHOLODGE, INC.

                                          /s/ Bob Marlowe
                                          By: Bob Marlowe
                                          Its: Secretary & Treasurer